

December 7, 2012

Via E-mail
Mr. Rick Shearer
Chief Executive Officer
Emerge Energy Services LP
1400 Civic Place, Suite 250
Southlake, Texas 76092

>   Re: **Emerge Energy Services LP (f/n/a Emergent Energy Services LP)**
>   **Amendment No. 3 to**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted November 21, 2012**
>   **CIK No. 0001555177**

Dear Mr. Shearer:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1/A

Summary, page 1

Sand Customers, page 5

Barron, page 5

1.   Please separately disclose the percentage of the 2.4 million tons per year capacity represented by take-or-pay contracts and fixed-volume contracts.

2.   We note your disclosure in the first paragraph on page 6 that as a result of recent
        expansions in the supply of frac sand, you believe that frac sand customers may be
        increasingly reluctant to enter into take-or-pay contracts, and may increasingly pursue
        fixed-volume or efforts-based contracts that do not commit the customer to take delivery
        of specific volumes. Please provide a cross-reference to your risk factor on pages 34-35
        entitled "[a]ny material nonpayment or nonperformance . . . ," which discloses the
        financial risk to you from these types of contracts.

The Offering, page 20

3.   We note that you have revised your transaction structure in response to prior comment 3
        from our letter dated October 18, 2012, and we note that after describing the revised
        transaction structure you state your conclusion that "we do not believe that Insight Equity
        or any of the other private investors should be considered an underwriter with respect to
        this offering." Please provide the analysis underlying your conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
109

Factors Affecting the Comparability of the Historical Financial Results, page 129

SSS, page 129

4.   You disclose that while you plan in the future to opportunistically ship wet Wisconsin
        sand to your Kosse facility, you generally expect to primarily rely on sales made directly
        from your Wisconsin facilities and sales made from sand storage terminals located within
        a 100 mile radius of the shale plays where your customers perform hydraulic fracturing
        activities. For this latter category, please explain if for those sales you will be including
        transportation and logistics charges, and if so, how you will present those revenues within
        your historical financial results.

        In this regard, we note that on page 4 you disclose that the Barron County facility will
        have access to the Canadian National rail line and that you have entered into a long-term
        agreement with Canadian National in which you have agreed to ship a minimum number
        of tons per year on the Canadian National line. Please explain if for sales from your
        Barron County facility you will be including transportation and logistics charges, and if
        so, how this will be presented within your historical financial results.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Norman von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director